[Calfee, Halter & Griswold LLP Letterhead]
ahall@calfee.com
216.622.8667 Direct
January 11, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Mark Kronforst
Accounting Branch Chief

Re:	DATATRAK International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 0-20699
Dear Mr. Kronforst:
On behalf of DATATRAK International, Inc., an Ohio corporation (the “Company”), we are transmitting this letter in response to the staff’s comment letter dated December 31, 2007, regarding the above-referenced filing. For your convenience, we have repeated your comment in italics followed by our response.
Form 10-K for the Fiscal Year Ended December 31, 2006
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1. Accounting Policies
ClickFind Acquisition, pages F-9 to F-10
1.	We note your reference to the use of a third-party valuation to value certain tangible and intangible assets acquired in conjunction with the ClickFind acquisition in February 2006. Please note that when you refer to an independent valuation specialist you need to disclose the name of the expert and, if your annual report is incorporated by reference into a 1933 Act registration statement, include your expert’s consent. Refer to Rule 436(b) of Regulation C and amend your filing to include the consent, if necessary.

Mark Kronforst
Accounting Branch Chief
January 11, 2008

Response:
For the reasons stated below, the Company respectfully submits that the consent of Brlas Brauser Pratt Partners (“BBP” or valuation specialist) is not required to be filed under Rule 436 of Regulation C. However, the Company will omit the reference to the independent valuation specialist in all future filings in consideration of the staff’s comment.
On February 13, 2006, the Company acquired all of the outstanding stock of ClickFind, Inc., a technology company focused on the clinical trials industry, located in Bryan, Texas (the “Acquisition”). In determining the fair market value of certain of the tangible and intangible assets acquired in the Acquisition (the “Assets”), the Company’s management was required to make subjective estimates and judgments. BBP was engaged to assist the Company in determining the estimated fair market value of certain of the Assets, by advising the Company concerning certain calculations and analyses and their general compliance with accepted valuation methodologies. While the results of said analyses were considered in making fair value determinations, all decisions regarding the final valuation of the Assets were ultimately made by the Company’s management after consideration of relevant facts and assumptions.
The Company respectfully submits that, in light of the facts summarized above, BBP is not an “expert” within the meaning of Rule 436, and that it is unnecessary to amend the Company’s most recent 10-K in order to file a consent on behalf of BBP. However, in consideration of the staff’s comment, the Company shall exclude the reference to the use of a third-party valuation specialist in connection with its discussion of the Acquisition in all future filings.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark Kronforst
Accounting Branch Chief
January 11, 2008

I hope that the foregoing has been responsive to your comment. Accordingly, it would be greatly appreciated if you could advise the undersigned at (216) 622-8667 at your earliest convenience if the foregoing response is acceptable or if any additional comments will be forthcoming.
Very truly yours,
/s/Arthur C. Hall III
Arthur C. Hall III

cc:	Jeffrey A. Green
Terry C. Black
Raymond J. Merk
Ritu Furlan
Varnesh Sritharan, Esq.
Thomas F. McKee, Esq.